SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated January 26th, 2004 announcing Registrant’s fourth quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: January 26th, 2004

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS FOURTH QUARTER
AND FULL YEAR 2003 RESULTS

        KFAR SAVA, Israel–January 26, 2004 – Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the fourth quarter and full year ended December 31, 2003.

        Revenues for the fourth quarter of 2003 were $1,020,000, an increase of 28% compared to $795,000 for the fourth quarter of 2002. Net loss for the quarter was ($282,000), or ($0.07) per share, compared to ($674,000), or ($0.16) per share for the fourth quarter of 2002.

        Revenues for 2003 were $3,725,000, an increase of 37% compared to $2,726,000 for 2002. Net loss for 2003 was ($1,509,000), or ($0.37) per share, compared to ($2,485,000), or ($0.60) per share, for 2002.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are pleased to report improved revenues, margins, and net loss for both the three-month and twelve-month periods. These encouraging results are due primarily to the emerging sales of our strategic Server/Storage Networking adapters, which now represent a significant portion of our revenues. The initial orders that we have received for these new products, including the latest design wins with a first-tier and several second-tier server manufacturers, have also served to validate our technology and target markets. We continue with intensive sales efforts, and are making progress in discussions with many additional potential customers. However, with the long sales cycles typical of these products, it remains difficult to predict when and to what extent these discussions will transform into sales.”

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

FINANCIAL TABLES FOLLOW

Silicom Ltd. Consolidated Summary of Results

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended December 31, (Unaudited)		Full year ended December 31, (Audited)

	2003	2002	2003	2002

Sales	$1,020	$795	$3,725	$2,726
Cost of sales	569	578	2,160	2,091

Gross profit	451	217	1,565	635

Research and development costs,
gross	407	446	1,647	1,523
Less - royalty bearing participations	(48)	49	(150)	15

Research and development costs, net	359	495	1,497	1,538

Selling and marketing expenses	230	250	1,006	1,022
General and administrative	148	175	598	712

	737	920	3,101	3,272

Operating income (loss)	(286)	(703)	(1,536)	(2,637)

Financial income (expenses), net	4	29	27	152

Income (Loss) before taxes on income	(282)	(674)	(1,509)	(2,485)
Taxes on income	---	---	---	---

Net income (loss)	$(282)	$(674)	$(1,509)	$(2,485)

Basic and diluted earnings (loss) per
share	$(0.07)	$(0.16)	$(0.37)	$(0.60)

Weighted average number of shares
outstanding - Basic and Diluted (in
thousands)	4,112	4,110	4,112	4,110

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	December 31, 2003 (Audited)	December 31, 2002 (Audited)

Assets

Current assets
Cash and cash equivalents	$1,811	$861
Short term investments	767	3,799
Trade receivables	628	504
Other receivables	290	277
Inventories	1,225	1,221

	4,721	6,662

Long-term investments	549	-
Severance pay fund	504	408
Property and equipment, net	277	257
Other assets	67	77

Total assets	$6,118	$7,404

Liabilities and shareholder's equity

Current liabilities
Trade payables	558	561
Other payables and accrued liabilities	488	415

Total current liabilities	1,046	976

Liability for severance pay	895	743

Total liabilities	1,941	1,719

Shareholders' Equity
Share capital and additional paid in
capital	5,551	5,550
Treasury stock	(38)	(38)
Retained earnings (deficit)	(1,336)	173

	4,177	5,685

Total liabilities and shareholders equity	$6,118	$7,404